Mail Stop 4561

April 16, 2008

Via U.S. Mail and Fax (213) 633-4760
Ms. Diana M. Laing
Chief Financial Officer
Thomas Properties Group, Inc.
515 South Flower Street, Sixth Floor
Los Angeles, CA 90071

   RE: **Thomas Properties Group, Inc.**
       Form 10-K for the period ended December 31, 2007
       Filed March 18, 2008
       File No. 0-50854

Dear Ms. Laing:

   We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Notes to Consolidated Financial Information

Note 2. Change in Method of Accounting for Deferred Tax Asset, page 65

1. Your disclosure indicates that you have adjusted your previously issued consolidated financial statements regarding your accounting for deferred tax assets. It appears that your prior method was not in accordance with generally accepted accounting principals,

and as such, your change in method would represent the correction of an error. Please clarify to us how you determined that restatement of your prior-period financial statements is not necessary.

Note 3. Summary of Significant Accounting Policies

Unconsolidated Real Estate Entities, page 67

2. It appears that prior to August 1, 2006 you accounted for your investment in Murano using the equity method of accounting. Beginning on August 1, 2006 you disclosed that Murano was now considered a variable interest entity and on page 76 you disclose that you own 73% of Murano as of December 31, 2007. In your response tell us what transaction took place involving your Murano investment and how you determined to account for your investment beginning on August 1, 2006. Also, tell us what your percentage ownership of Murano was before August 1, 2006.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or me at (202) 551-3486 with any questions.

Sincerely,

Daniel L. Gordon
Branch Chief